

Mail Stop 4561

May 19, 2009

Via U.S Mail and facsimile to (315) 336-5440

Charles M. Sprock
Chairman of the Board,
President and Chief Executive Officer
Rome Bancorp, Inc.
100 W. Dominick Street
Rome, NY 13440-5810

> **Re: Rome Bancorp, Inc.**
> **Form 10-K**
> **Filed March 6, 2009**
> **File No. 000-27481**

Dear Mr. Sprock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.   It does not appear that you disclose your internet address in the Form 10-K. It also does not appear that you disclose whether you make available free of charge,

on or through your internet website, your annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after you electronically file such material with, or furnish it to, the SEC, or the reasons you do not do so. Please tell us whether you make this information available. Please also confirm that this disclosure will be included in future filings. Refer to Item 101(e) of Regulation S-K.

Item 11. Executive Compensation

General

2.	We note that you do not include a Grants of Plan-Based Awards table. However, you had a non-equity incentive plan in place in 2008. Therefore, you must provide the information required by Item 402(d)(2)(iii) of Regulation S-K. Please provide the staff with proposed revised disclosure that includes a Grants of Plan-Based Awards table and revise future filings accordingly.

Compensation Discussion and Analysis, page 14 of Definitive Proxy Statement on Schedule 14A

3.	We note that the tables provide information for two named employees. If these are the only employees whose compensation was over $100,000 please confirm supplementally. If there were other employees whose total compensation exceeded $100,000, please advise us why at least 3 additional employees are not listed in the table.

Compensation Philosophy, page 14 of Definitive Proxy Statement on Schedule 14A

4.	It appears that the registrant benchmarks certain elements of compensation to its peers. In the future, please identify the component companies that make up the compensation peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05. In your response, please include draft disclosures of your proposed revisions to future filings.

Annual Incentive Bonus, page 16 of Definitive Proxy Statement on Schedule 14A

5.	Please tell us why you have not disclosed the performance targets utilized in determining performance-based incentive compensation for your named executive officers for the 2008 fiscal year. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Summary Compensation Table, page 22 of Definitive Proxy Statement on Schedule 14A

6.   We note that the Summary Compensation Table covers only the registrant's last two completed fiscal years. Please advise the staff as to how it was determined that the registrant is not required to provide compensation information for each of the last thee fiscal years. Refer to Item 402(c) of Regulation S-K. If it is determined that the registrant is required to provide compensation disclosure for each of the last three fiscal years, please provide the staff with proposed revised disclosure and confirm that future filings will be revised accordingly.

7.   We note that the annual cash bonus paid to Mr. Sprock under the registrant's incentive bonus plan for 2008 is reported under the Bonus column of the Summary Compensation Table. It appears from the disclosure in your compensation discussion and analysis that, based on Mr. Sprock's actual performance, he was entitled to receive a performance-based bonus under the bonus plan for 2008 because he achieved certain performance measures. Please submit to the staff proposed revised disclosure that reports the amounts earned under the bonus plan as a result of Mr. Sprock meeting the performance measures in the Non-Equity Incentive Plan Compensation column. Only amounts paid over and above the amounts earned by meeting the performance measures should be reported in the Bonus column. For further guidance, please refer to Regulation S-K Compliance & Disclosure Interpretation 119.02. Please confirm that future filings will be revised accordingly.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Certain Related Persons

8.   We note the disclosure on page 30 that loans to related parties were made "in the ordinary course of business and were not made on more favorable terms, nor did they involve more than the normal risk of collectibility or present unfavorable features." Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Exhibits

9.   Certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b) of Regulation S-K. However, your certifications include inappropriate modifications. For example, you use the term "Company" instead of "registrant" and you omit certain parenthetical language. Please confirm that certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard.

Signatures, page 41

10.   The company's chief accounting officer or controller must sign this 10-K. If that person has already signed this document please advise us supplementally, and in future documents, identify that person as the chief accounting officer or controller on this page.

                *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3418 with any questions.

Sincerely,

William C-L Friar
Senior Financial Analyst